SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )

Royal Hawaiian Orchards, L.P.

(Name of the Issuer)

Royal Hawaiian Orchards, L.P.
(Names of Person(s) Filing Statement)

Depositary Units representing Class A Units of Limited Partnership Interests

(Title of Class of Securities)

78028T100

(CUSIP Number of Class of Securities)

Royal Hawaiian Resources, Inc.

390 Interlocken Crescent, Suite 350

Broomfield, Colorado  80021

Attn: Bradford Nelson

(303) 339-0500

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices

and Communications on Behalf of the Persons Filing Statement)

With a copy to

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado 80202
Attn: Wanda J. Abel, Esq.
(303) 892-9400

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$1,759,300	$219

*                                         Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of an estimated 730,000 Class A Units for an estimated $2.41 per Class A Unit in cash in lieu of issuing fractional Class A Units to holders of fractional units consisting of less than one Class A Unit after the proposed reverse split. The applicable fee rate is $124.50 per million of the value of the Class A Units to be acquired.

☐                                  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

Introduction

This Rule 13E-3 Transaction Statement (“Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Royal Hawaiian Orchards, L.P., a Delaware limited partnership (“RHO,” the “Partnership” or the “Filing Person”).

This Transaction Statement relates to the adoption on March 14, 2018, by majority written consent in lieu of a meeting of limited partners by limited partners holding approximately 18,893,765 Units, or approximately 85% of our outstanding Units, of resolutions, recommended by the Partnership’s general partner, approving amendments to our Amended and Restated Agreement of Limited Partnership, as amended (“Partnership Agreement”), which authorize the general partner to effect pro rata splits and combinations of partnership interests, including reverse splits (the Amendments”). In conjunction with the adoption of the Amendments, the board of directors of the general partner authorized a reverse split (the “Reverse Split”) of our Units on the basis of one post-split Unit for each 2,000 pre-split Units. Limited partners entitled to fractional Units as a result of the Reverse Split will receive cash payments in lieu of such fractional Units. Accordingly, limited partners owning less than 2,000 Units immediately before the Reverse Split will have a fractional Unit of less than one whole Unit after the split. Such limited partners will have their Units cancelled post-split and, in lieu of fractional Units, will be entitled to receive a cash payment for each such Unit owned before the Reverse Split. To the extent any limited partner, including any affiliated limited partner, owns a number of pre-split Units that is greater than 2,000 but is not evenly divisible by 2,000, then the fractional Units of such limited partner would also be cashed out.

Limited partners receiving cash in lieu of fractional Units will be paid 110% of the weighted average pre-split closing price per Unit as quoted on the OTCQX for the 40 trading days preceding the first public announcement or filing of the plan to effect the Reverse Split for each Unit held as of a new record date to be established prior to the effective date of the Reverse Split. Following the effectiveness of the Reverse Split, the Partnership intends to deregister the Units, which will suspend the Partnership’s reporting obligations under the Exchange Act.

Concurrently with the filing of this Transaction Statement, the Partnership is filing with the SEC an information statement (the “Information Statement”) under Regulation 14C of the Exchange Act, pursuant to which the Partnership’s general partner is informing the limited partners of the adoption of the Amendments and its plan to effect a Reverse Split and related transactions before they take effect. The Information Statement is incorporated by reference herein as Exhibit (a)(1). As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Information Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3.

Item 1. Summary Term Sheet

The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet”

Item 2. Subject Company Information

(a) Name and address. The Partnership’s name and the address and telephone number of its principal executive offices are as follows:

Royal Hawaiian Orchards, L.P.

688 Kinoole Street, Suite 121

Hilo, Hawaii 96720

(303) 339-0500

(b) Securities. The subject securities are the Class A units of limited partnership interests (“Units”) of the Partnership (CUSIP No. 78028T100).  The Partnership had 22,200,000 Units outstanding as of March 16, 2018.

(c) Trading market and price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Price Range of Units”

(d) Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Distribution Policy”

(e) Prior public offerings. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Prior Public Offerings and Unit Purchases”

(f) Prior stock purchases. The Filing Person did not purchase any Units in the last two years.

Item 3. Identity and Background of Filing Person

(a) Name and address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

Royal Hawaiian Orchards, L.P.

688 Kinoole Street, Suite 121

Hilo, Hawaii 96720

(b) Business and background of entities. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership”

(c) Business and background of natural persons. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership”

Item 4. Terms of the Transaction

(a) Material terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Special Factors – Background of and Reasons for the Reverse Split and the Amendments”

●	“General Information About the Amendments and Reverse Split”

(1) Tender offers. Not applicable.

(2) Mergers or similar transactions. Not applicable.

(c) Different terms. None

(d) Appraisal rights. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“General Information About the Amendments and Reverse Split—Appraisal Rights”

(e) Provisions for unaffiliated security holders. None.

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)–(2) Transactions. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Past Contacts, Negotiations and Agreements with Affiliates”

(b)–(c) Significant corporate events; Negotiations or contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Information About the Partnership—Prior Public Offerings and Unit Purchases”

●	“Information About the Partnership—Past Contacts, Negotiations and Agreements with Affiliates”

(e) Agreements involving the subject company’s securities. None.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Effects of the Reverse Split”

●	“General Information About the Amendments and Reverse Split— Source and Amount of Funds; Expenses”

(c)(1)–(4) and (6)  Plans. None.

(c)(5), (7) and (8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Purposes of and Reasons for the Reverse Split”

●	“Special Factors—Effects of the Reverse Split”

●	“Special Factors—Fairness of the Reverse Split”

●	“General Information About the Amendments and Reverse Split—Termination of Exchange Act Registration”

●	“General Information About the Amendments and Reverse Split —Conduct of Our Business After the Reverse Split”

●	“General Information About the Amendments and Reverse Split—Letter of Transmittal Following Effective Date of Reverse Split”

●	“General Information About the Reverse Split and the Amendments—Reservation of Rights”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference

●	“Special Factors—Background of and Reasons for the Reverse Split”

●	“Special Factors—Purposes of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Effects of the Reverse Split”

●	“Special Factors—Fairness of the Reverse Split”

●	“Special Factors—Factors Considered in Determining Fairness”

●	“General Information About the Amendments and Reverse Split—Termination of Exchange Act Registration”

(b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Purposes of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Fairness of the Reverse Split”

●	“Special Factors—Alternatives Considered”

(c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Purposes of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Effects of the Reverse Split”

●	“Special Factors—Fairness of the Reverse Split”

●	“General Information About the Amendments and Reverse Split—Termination of Exchange Act Registration”

(d) Effects.  The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Purposes of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Effects of the Reverse Split”

●	“Special Factors—Fairness of the Reverse Split”

●	“Special Factors—Factors Considered in Determining Fairness”

●	“Special Factors—Certain U.S. Federal Income Tax Consequences of the Reverse Split”

●	“General Information About the Amendments and Reverse Split—Source and Amount of Funds; Expenses”

●	“General Information About the Amendments and Reverse Split—Termination of Exchange Act Registration”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors considered in determining fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Fairness Determination”

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Purposes of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Fairness of the Reverse Split”

●	“Special Factors—Factors Considered in Determining Fairness”

(c) Approval of security holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Fairness of the Reverse Split—Approval of Limited Partners by Consent”

(d) Unaffiliated representative. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Special Factors—Factors Considered in Determining Fairness—Supportive Factors—Fairness to Unaffiliated Limited Partners”

(e) Approval of directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Fairness of the Reverse Split—Approval of the Board of Directors of the Managing Partner”

(f) Other offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a)–(b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. None

(c) Availability of documents. Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of funds. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“General Information About the Amendments and Reverse Split—Source and Amount of Funds; Expenses”

(b) Conditions. None.

(c) Expenses. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“General Information About the Amendments and Reverse Split—Sources and Amount of Funds; Expenses”

(d) Borrowed funds. None.

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Security Ownership of Certain Beneficial Owners and Management”

(b) Securities transactions. None.

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet—Reverse Split Amendment; Going Private”

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

(e) Recommendation of others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

●	“Special Factors—Background of and Reasons for the Reverse Split and the Amendments”

●	“Special Factors—Fairness of the Reverse Split—Approval of the Board of Directors of the Managing Partner”

Item 13. Financial Information

(a) Financial statements. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Financial Information”

(b) Pro forma information. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

●	“Information About the Partnership—Financial Information”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or recommendations; Employees and corporate assets. None.

Item 15. Additional Information

(b) Golden parachute compensation. Not applicable.

(c) Other material information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

No.	Description

(a)(1)

Preliminary Information Statement of Royal Hawaiian Orchards, L.P., including Annexes A and B (incorporated herein by reference to the Partnership’s Information Statement filed with the SEC concurrently)

(a)(2)	Notice of Limited Partner Action by Written Consent (incorporated herein by reference to the Information Statement)

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	Not applicable

(g)	Not applicable

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 19, 2018

ROYAL HAWAIIAN ORCHARDS, L.P.

By:	Royal Hawaiian Resources, Inc.,
Its Managing General Partner

By:	/s/ Bradford Nelson
Name: Bradford Nelson
Title: President